EXHIBIT 99.1

New Found Files 2023 Year-End Disclosure Documents

Vancouver, BC, March 21, 2024 – New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) announces that it has filed its annual financial statements for the year ended December 31, 2023, the related Management’s Discussion and Analysis, and its Annual Information Form for the year ended December 31, 2023 (together, the “2023 Annual Documents”), with Canadian securities regulators and with the U.S. Securities Exchange Commission (the “SEC”) on Form 40-F, which includes the 2023 Annual Documents as appendices.

The 2023 Annual Documents are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and the Form 40-F is available under the EDGAR system of the SEC (www.sec.gov). New Found’s financial disclosure documents are also available on the Company’s website at www.newfoundgold.ca.

Shareholders may also receive a hard copy of the financial disclosure documents without charge upon request through the Company’s investor inquiry form on the Company’s website at www.newfoundgold.ca.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $49 million as of March 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC